Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, NY 10018-1405 T +12128411000

August 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Technology

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Cindy Polynice

Laura Crotty

Re:	NeuroSense Therapeutics Ltd. Amendment No. 1 to the Registration Statement on Form F-1 Filed July 21, 2023 File No. 333-273375

Ladies and Gentlemen:

On behalf of NeuroSense Therapeutics Ltd. (“NeuroSense” or the “Company”), we are submitting this letter in response to a letter, dated August 1, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 filed with the Commission on July 21, 2023 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company.

Registration Statement on Form F-1 filed July 21, 2023

Cover Page

1.	Please revise the heading on your cover page to quantify the number of warrants to be registered.

Response to Comment 1: The Company respectfully acknowledges the Staff’s comment and has revised the cover page of the Amended Registration Statement to quantify the number of warrants to be registered.

General

2.	In relation to the 3,000,000 ordinary shares of common stock issuable upon exercise of the ordinary warrants issued in the June 22, 2023, private placement, please tell us your basis for registering the offering of these shares on a primary basis. In this regard, we note that these shares and warrants were issued pursuant to the exemptions provided in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder, and are exercisable within one year. Please consider the rationale set out in Securities Act Sections C&DI Questions 139.08, 239.15, and 103.04.

Response to Comment 2: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement on the cover page of the prospectus and at pages 5, 12, 13 and 28 to remove the primary issuance of the 3,000,000 Ordinary Shares issuable upon exercise of the Ordinary Warrants issued in the June 22, 2023 private placement.

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Please contact me at (212) 841-1108 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Brian K. Rosenzweig
Brian K. Rosenzweig
Covington & Burling LLP

cc:	Alon Ben-Noon, NeuroSense Therapeutics Ltd.

Sarah C. Griffiths, Covington & Burling LLP